UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2006

Commission File Number 1-14522

Open Joint Stock Company

“Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Registrant)

Date: January 26, 2006	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

OJSC <VimpelCom> 8 Marta str., 10, bldg. 14, 127083, Moscow, Russia	Phone +7 (095) 725 0700	Fax +7 (095) 721 0017

FOR IMMEDIATE RELEASE

VIMPELCOM RESPONDS TO TELENOR’S ANNOUNCEMENTS OF LAWSUITS

Moscow and New York (January 26, 2006) – Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP) stated that it regrets that Telenor has decided to abandon its committment to work constructively toward finding a solution to the issues regarding VimpelCom’s expansion into Ukraine. The Company believes all its actions with regards to the acquisition of CJSC “Ukrainian Radio Systems” (“URS”) were proper, transparent and in accordance with Russian law. Telenor’s actions continue to put them squarely against the will of the majority of VimpelCom’s shareholders. It appears that Telenor’s conflict of interest in Ukraine has prevented it from considering the issue of VimpelCom’s expansion into Ukraine fairly and rationally.

While Telenor’s actions will now force VimpelCom to expend resources and energy to respond to Telenor’s lawsuits in order to protect the interest of all VimpelCom shareholders, VimpelCom’s management will remain focused on operating and growing the business. VimpelCom is confident that it will prevail in court.

Commenting on today’s news, VimpelCom’s Chairman, David Haines, said, “Considering 89% of the public shareholders who voted were in favor of the URS acquisition after a very open and thorough public debate, Telenor now has to be able to separate its obviously emotionally charged conflict in Ukraine from its responsibility towards all the shareholders in the NYSE-listed VimpelCom.”

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the outcome of the lawsuits filed by Telenor against the Company described above. There can be no assurance that the Company will prevail at any stage of the litigation relating to these lawsuits or that other claims by Telenor or other third parties regarding the Company’s acquisition of URS or other matters will not be made. In the event a decision unfavorable to the Company becomes binding, including a decision to unwind the URS acquisition, it could have an adverse effect on the Company, its business, its expansion strategy and its financial results. Certain additional factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2004 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. The Company disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this press release, or to make corrections to reflect future events or developments.

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VimpelCom Responds To Telenor’s Announcement Of Lawsuits

For more information, please contact:

Valery Goldin	Peter Schmidt/Michael Polyviou
VimpelCom (Moscow)	Financial Dynamics
Tel: 7(495) 974-5888	Tel: 1(212) 850 5600
Investor_Relations@vimpelcom.com	mpolyviou@fd-us.com